

Mailstop 4631

June 26, 2017

Via E-mail
John Moukas
Chief Executive Officer
BioCrude Technologies USA, Inc.
1255 Phillips Square, Suite 605
Montreal, Quebec, CA H3B 3G5

**Re: BioCrude Technologies USA, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 26, 2017
File No. 333-214853**

Dear Mr. Moukas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 13

1. Please revise the first sentence to refer to the net tangible book value as of <u>March 31, 2017</u>.

Material Agreements, page 31

2. We note that you have filed certain pages of your material agreements as Exhibit 10.8. Please file each agreement in its entirety with your next amendment as a separate exhibit. Please note that the cover page and signature page of each agreement should be filed together along with the body of the agreement as one exhibit. For example, we note that the Power Purchase Agreement cover page and signature page is included as part of Exhibit 10.8 and as exhibit 10.13, while the body of the agreement is included as Exhibit 10.13.1. Please revise your reference to these exhibits on page 32 in paragraph three to describe their material terms, rather than to refer investors to information outside of the prospectus. Please note that your

request confidential treatment pursuant to Rule 406 of the Securities Act should refer to the specific exhibit for which you are seeking confidential treatment.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34</u>

3. Please revise the first paragraph to refer to your audited financial statements as of December 31, <u>2016</u>.

      You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

      Sincerely,

      /s/ Pamela A. Long

      Pamela A. Long
      Assistant Director
      Office of Manufacturing and
      Construction

cc: Elaine Dowling, Esq.